UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert A. Stanger & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad Street, Suite 201

(No. and Street)

Shrewsbury	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin K. Hull, Chief Compliance Officer, (732) 389-3600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant (Independent Registered Public Accounting Firm)

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Kevin T. Gannon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Robert A. Stanger & Company, Inc._____, as of _____December 31_____, 20 16____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

_____

_____
Signature

_____
President
Title

_____Catherine J. Floyd_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert A. Stanger & Company, Inc.

Statements of Financial Condition

December 31, 2016 and 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Robert A. Stanger & Company, Inc.

We have audited the accompanying statements of financial condition of Robert A. Stanger & Company, Inc. (the "Company") as of December 31, 2016 and 2015, and the related notes to the statements of financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies, LLP

February 13, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Robert A. Stanger & Company, Inc.

Statements of Financial Condition

	December 31,	
	2016	2015
ASSETS		
Cash and cash equivalents	$784,399	$514,652
Trade accounts receivable, net of allowance		
of $25,000 and $25,000	370,948	390,673
Prepaid expenses	222,970	190,700
Furniture and equipment and leasehold improvements, net of		
accumulated depreciation and amortization of $314,537		
and $273,047	31,148	53,410
Total Assets	$1,409,465	$1,149,435
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	10,000	27,500
Accrued salary	150,000	167,000
Deferred revenue	212,500	-
Total Liabilities	372,500	194,500
Stockholders' Equity		
Capital stock, no par, 2,500 shares authorized,		
150 and 100 shares issued and outstanding	520,297	250,401
Retained earnings	516,668	704,534
Total Stockholders' Equity	1,036,965	954,935
	$1,409,465	$1,149,435

The accompanying notes are an integral part of this financial statement.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition
December 31, 2016 and 2015

1. **Organization**

    Business
    Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and those differences could be material.

    Income Taxes
    As a Subchapter S Company, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholders. State income taxes are provided for on a minimum tax basis.

    Cash and Cash Equivalents
    The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

    Allowance for doubtful accounts
    The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. At December 31, 2016 and 2015, the allowance for doubtful accounts was $25,000 and $25,000, respectively.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition (continued)
December 31, 2016 and 2015

2.   **Significant Accounting Policies (continued)**

Furniture and Equipment
Leasehold improvements and equipment and furniture are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated methods. Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the life of the remaining primary lease term. Furniture is depreciated over an estimated life of 5 years and equipment is depreciated over an estimated life of 3 years.

Deferred Revenue Policy
Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered.

Financial Advisory and Consulting Services
Financial advisory and consulting fees are recognized as the services are provided over the terms of the agreements and collectability is reasonably assured.

Accounting for Uncertainty in Income Taxes
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2013.

Stock Grants: Compensation and Capital Stock
The Company has determined that stock grants are equity-classified awards under FASB ASC 718. Therefore, the Company accounts for the recognition of the fair value of stock grants over the vesting period. Under this method, compensation expense and additions to capital stock are recognized ratably between the grant date and each vesting date. When each grant is vested, the capital stock issued and outstanding increases.

Subsequent Events Evaluation by Management
Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 13, 2017.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition (continued)
December 31, 2016 and 2015

3.   **Furniture, Equipment, and Leasehold Improvements**

Furniture equipment and leasehold improvements consist of the following at December 31:

	2016		2015
Furniture and Equipment	$ 312,806	$	293,579
Leasehold Improvements	32,879		32,878
Less Accumulated Depreciation and Amortization	(314,537)		(273,047)
	$ 31,148	$	53,410

4.   **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 42% and 67% of the Company's trade receivables were owed from one customer at December 31, 2016 and December 31, 2015, respectively.

5.   **Pension Plan**

The Company sponsored a Simplified Employee Pension Plan through the end of 2014 covering substantially all employees. Beginning on January 1, 2015 the Company sponsored a 401K Plan. During 2016 and 2015, the Company made 401K mandatory contributions aggregating $115,033 and $118,983, respectively.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition (continued)
December 31, 2016 and 2015

6. **Lease Obligations**

The Company has an eleven-year operating lease for office space in New Jersey beginning July 1, 2009 at $119,136 per annum. The lease expires on June 30, 2020. The lease agreement allows for an annual rent increase of 2%. The Company also has a twenty-four month operating lease for office space in New Jersey beginning July 1, 2015 at $21,000 per annum. The lease expires on June 30, 2017.

The Company also leases various equipment under operating leases that expire at various times through the year 2020.

The following is a schedule detailing future minimum operating lease payments:

	Office	Equipment
2017	$ 162,693	$ 6,938
2018	155,237	6,938
2019	158,342	6,938
2020	80,754	4,781
2021	-	469
Totals	$ 557,026	$ 26,064

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2016 and 2015, the Company had net capital of $411,399 and $319,652 which was $386,566 and $306,685 in excess of its required net capital, respectively. The Company's net capital ratio was 0.91 and 0.61 to 1 as of December 31, 2016 and 2015, respectively.

8. **Litigation**

The Company was not a party to any litigation in 2016 or 2015.